File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

DIAMYD
MEDICAL

BEST AVAILABLE COPY

2007 SEP 17

07026523

SUPPL

August 27, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E., Mail Stop 3628
Washington, DC 20549
Phone: 202 551 3450

Re: Diamyd Medical AB
File No. 82-34956
Documents Furnished Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

We hereby submit, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as Amended, the enclosed press release of Diamyd Medical AB:

Press Release dated as of June 29, 2007: "DIAMYD UPDATES GENE THERAPY PROGRAM AND OUTLINES PLANS FOR PHASE I CLINICAL TRIAL FOR TREATMENT OF CANCER PAIN – PRE-IND MEETING SCHEDULED FOR AUGUST 29, 2007"

Kindly acknowledge receipt of the enclosed material by stamping the copy of this letter and returning it in the self-addressed stamped envelope provided.

Very truly yours,

Michael A. Christini

Enclosure
cc: Cecilia Driving

PROCESSED
SEP 21 2007
THOMSON FINANCIAL

File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

DIAMYD MEDICAL

DIAMYD UPDATES GENE THERAPY PROGRAM AND OUTLINES PLANS FOR PHASE I CLINICAL TRIAL FOR TREATMENT OF CANCER PAIN

– PRE-IND MEETING SCHEDULED FOR AUGUST 29, 2007–

Press Release, Stockholm, Sweden, and Pittsburgh, PA August 27, 2007 – Diamyd Medical AB **(www.omxgroup.com, ticker: DIAM B; www.otcqx.com, ticker DMYDY)**

Diamyd Medical announced today that NP2, the company's first drug candidate in its nerve targeting drug delivery system (NTDDS) gene therapy platform, will be the subject of a pre-investigational new drug (IND) meeting with the U.S. Food and Drug Administration on August 29, 2007. Pending a favorable review by the agency, Diamyd plans to file the NP2 IND application and initiate a Phase I clinical study later this year.

NP2, developed by the company's U.S. subsidiary, Diamyd, Inc., produces enkephalin locally in the targeted sensory neurons to block pain signals before they are transmitted through the spinal cord to the brain. This may significantly reduce or eliminate the need for systemic pain treatment and avoid associated side effects.

"We have made significant progress in advancing NP2, the first of several product candidates, towards the clinic in a timely and effective manner," said Michael Christini, President of Diamyd, Inc. "With NP2, we have laid the groundwork for the rapid development of additional drug candidates such as the NTDDS-GAD product to treat pain in diabetes. The ability to deliver and express gene products directly in neurons that project into the spinal cord is extremely innovative and provides Diamyd with numerous possibilities to treat pain and other peripheral nervous system diseases."

The proposed Phase I clinical trial will be conducted at the University of Michigan in Ann Arbor. Dr. David Fink, Professor and Chair of the Department of Neurology, at the University of Michigan will be the principle investigator. The trial will be designed as a dose-escalation study and is intended to test the safety of NP2. In total 12 patients who suffer from severe cancer-related pain are planned to be enrolled.

"We are very pleased with the progress of the NTDDS program in Pittsburgh since acquiring Nurel Therapeutics 18 months ago", said Anders Essen-Möller, CEO of Diamyd Medical. "Not only may the NP2 project in itself result in a major therapeutic, but shareholder value is also built with the establishment of a broad platform technology that should yield numerous product candidates for which collaborations with third parties will be sought. In addition, our Diamyd Inc. lab facilities and expertise in manufacturing and preclinical areas have been fully used to move the company's lead product, the GAD-based diabetes vaccine Diamyd®, towards Phase III trials later this year."

About Diamyd's NTDDS Technology for Treatment of Pain

Diamyd Medical owns the exclusive worldwide license rights to a portfolio of patents for the Nerve Targeting Drug Delivery System (NTDDS). This system is based on a replication incompetent viral delivery system that can express numerous therapeutic genes. The NTDDS has a natural affinity for nerve cells. Diamyd's initial NTDDS projects are focused upon peripheral and central nervous system applications. To that end, Diamyd seeks to combine the natural biology of the NTDDS (local nerve targeting) with therapeutic agents that are naturally found in the body and have a known therapeutic effect (e.g., GAD or enkephalin for treatment of pain, and neurotrophic factors for nerve damage). Thus, Diamyd believes that NTDDS proposes a new and broad class of nervous system disease therapies.

Pain is transmitted through a series of neurons that run from the skin to the brain. Pain signaling can be inhibited in several ways using the synapse between the peripheral and central nervous systems. This synapse provides input from the skin or organs as the first order neuron. The output from this synapse, the second order neuron, is within the spinal cord and projects into the brain to complete the pain pathway.

Three main compounds, enkephalins, GABA and endomorphins, naturally regulate pain transmission at the first order synapse. All these transmitters are expressed at some level in all synapses, however, depending on location in the body and the type of pain syndrome, there are differences in their effectiveness. For example, while GABA that is produced with the help of the GAD enzyme dampens spinal cord injury pain very well, enkephalin seems particularly well suited in treating cancer pain. The three independent systems for pain relieving may also be used together to create a synergistic effect.

Diamyd's NTDDS pain products will target patients who suffer from pain caused by many diseases and conditions. In the United States, nearly one-third of the population experiences severe chronic pain at some point in life. According to the American Pain Society, only one in four patients with chronic pain receive adequate treatment. Approximately 1.7 million people in the United States and as many as 38 million worldwide suffer from moderate to severe neuropathic pain associated with back pain, diabetes, HIV/AIDS neuropathy, spinal cord injury, post herpetic neuralgia and trigeminal neuralgia. Incidence in the United States is anticipated to grow more than 5 percent annually due primarily to the greater rates of diabetes coupled with improved diagnosis. The neuropathic pain market is poorly served by current therapeutics and thus, is suitable for first-to-market products.

About Diamyd Medical

Diamyd Medical is a life science company developing treatments for diabetes and its complications. The company's furthest developed project is the GAD-based drug Diamyd® for autoimmune diabetes for which Phase III studies are planned to be initiated this year. Diamyd® has demonstrated significant and positive results in Phase II clinical trials in Sweden.

GAD65, a major autoantigen in autoimmune diabetes, is the active substance in Diamyd. GAD65 is also an enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory transmitter GABA. In this context, GAD may have an important role not only in diabetes but also in several central nervous system-

related diseases. Diamyd Medical has an exclusive worldwide license from the University of California at Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has sublicensed its UCLA GAD Composition of Matter license to Neurologix, Inc. in Fort Lee, New Jersey for treatment of Parkinson's disease with an AAV-vector.

Other projects comprise drug development within therapeutic gene transfer using the exclusively licensed and patent protected Nerve Targeted Drug Delivery System (NTDDS). The company's lead NTDDS projects include using enkephalin and GAD for chronic pain, e.g., diabetes pain or cancer pain. All projects in this field are currently in preclinical phases.

Diamyd Medical has offices in Stockholm, Sweden and Pittsburgh, PA. The Diamyd Medical share is quoted on the Stockholm Nordic Exchange in Sweden (NOMX ticker: DIAM B) and on the OTCQX-list in the United States (ticker: DMYDY) administered by the Pink Sheets and the Bank of New York (PAL). Further information is available at www.diamyd.com.

For further information, please contact:

Stockholm office
Anders Essen-Möller
CEO and President
+46 8 661 0026
investor.relations@diamyd.com

Pittsburgh office
Michael Christini
President
+1 412 770 1310
Michael.Christini@diamyd.com

For media contact in the US, please contact:
Gregory Tiberend, Executive Vice President
Richard Lewis Communications, Inc.
+1 212 827 0020
E-mail: gtiberend@rlcinc.com

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or E-mail: info@diamyd.com. VATno: SE556530-142001.

END